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                                                                   EXHIBIT 99.B

                   YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES

     FINANCIAL DATA SCHEDULE

         1.       TOTAL ASSETS:                       $ 567,372,000

         2.       TOTAL OPERATING REVENUE:            $ 309,342,000

         3.       NET INCOME:                         $  12,194,000